Continental

Press Release

Continental in on Making World Safer for Pedestrians

Citroën C6's active engine hood cushions impact in an accident. Electronics and sensors help avoid grave injuries

Hanover, October 26, 2005. ABS, ESC, airbag control units – thanks to a wide range of intelligent active and passive safety systems made by the international automotive supplier Continental AG, it is now possible to prevent many traffic accidents from even happening or to protect those inside the vehicles from being injured. With a newly developed product, Continental's Automotive Systems division is now also doing something to protect pedestrians from serious injury. Continental is the first automotive supplier anywhere in the world to market electronic equipment and sensors for the active engine hood. French carmaker Citroën is using them on its new C6 full-size model. When a person impacts with this active hood, its backmost area lifts in fractions of a second, creating a buffer zone between the person's head and the hard engine block.

When a car is involved in a frontal collision with a pedestrian, a particularly critical factor is the impact of the pedestrian's head against the engine hood. It's not the hood itself, but the hard components underneath that can cause serious injury. To mitigate the effects of a life-threatening impact like this, the hood must be capable of acting like a crumpling zone to absorb the energy of the crash. "Active pedestrian protection systems are a measure aimed at complementing our other active, accident-preventing systems to give pedestrians maximum protection from serious injury. Our involvement in bringing about this system is a further glowing demonstration of Continental's competence as automotive safety expert," says Dr. Karl-Thomas Neumann, chairman of the management board of the Automotive Systems division and on the Executive Board of Continental AG.

.../2

As of a few months ago, more stringent regulations now apply in Europe with respect to pedestrian impact protection. Vehicles newly introduced onto the market have to provide proof that their front meets defined limit values. Citroën collaborated with Continental and its technical partner ACTS/Sailauf to develop an active engine hood system that's smart enough to recognize when the vehicle is about to hit a pedestrian – and not another vehicle, for instance, or, when parking, a flower tub.

Continental developed and supplies the active engine hood's fiber-optic wave guide (OWG) that stretches across the front bumper. It also furnishes the acceleration sensors to the left and right of the OWG and the electronics unit. Greatly simplified, the system responds in milliseconds as follows: In a collision the OWG buckles. The electronic unit recognizes that this has happened and compiles the initial data for evaluation. For greater precision this data is checked off at cyberspeed against data input from the accelerator sensors. If the unit determines that a pedestrian is involved, it prompts the two pyrotechnical actuators to lift the engine hood.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Hannes Boekhoff
Head of Press Relations
Continental AG
Vahrenwalder Straße 9
30165 Hanover, Germany
Ph.: 0511 938-1278
Fax: 0511 938-1055
Email: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

"Exemption No. 82-1357"

Continental

Press Release

"Continental Student Survey"

Romanian University Graduates More Self-Motivated and More Optimistic Than Their German Counterparts

But first representative study also notes serious gaps as regards practical experience – Survey commissioned by automotive supplier Continental AG

Bucharest, October 24, 2005. Romanian university graduates are self-motivated and optimistic about the future. Although strongly attached to their home country, they are basically willing to relocate, with a career preference for Western countries and, above all, the United States. On the other hand, they would flatly reject a job offer in neighboring East European countries like Russia or Ukraine, regardless of how attractive the position might be. Equally unpopular are offers from China or Brazil. The students feel they've gotten a good education for the most part – even in international comparison – although they greatly regret not having received much practical experience. These are some of the key results from the representative "Continental Student Survey", presented by the international automotive supplier and tiremaker in Bucharest on Monday. The company, with plants in Timişoara, Sibiu and Satu Mare, is one of the largest foreign investors in Romania.

"Well-educated graduates are a major asset and Eastern Europe has an enormous reservoir of talent. As one of the biggest international investors in Romania and a potential future employer for engineers, natural scientists or business graduates, we are keenly interested in the views young graduates hold with regard to important future issues touching on education, profession and career," notes Thomas Sattelberger, Board Member responsible for Human Resources at Continental., in explaining the commitment of the automotive supplier. 5,000 of Continental's 81,000 employees around the world are involved in research and development.

Following two similar surveys in Germany, the opinion research institute TNS Infratest interviewed a total of 998 college graduates in Romania – 555 of them female and 443 male – this year in July. The survey revealed that a mere 1.7 percent had studied or done an internship abroad.

.../2

Even in their home country, only 43 percent have had a chance to gather internship experience. "Here something has to change. Despite robust self-confidence the graduates will otherwise not fare well over the long run competing internationally for interesting and attractive jobs," Sattelberger points out. He noted that Continental had hired 200 engineers in Sibiu this year, in addition to regularly awarding more than 50 internships at the company's Romanian locations and sponsoring practice-oriented educational programs at the universities in Timişoara und Sibiu, and elsewhere.

The Romanian students exhibit very definite preferences when it comes to their willingness to relocate for a later job assignment. 61 percent of the graduates queried would "very definitely" or "very likely" work in the US, versus only 17.8 percent replying with "rather unlikely" or "certainly not". 50.6 percent would "very definitely" or "very likely" accept employment in Germany, against 29.6 percent responding with "rather unlikely" or "certainly not". The students were quite adamant, on the other hand, in their rejection of a job in Russia and Ukraine (80.8 percent), China (78.9 percent) or Brazil (53.9 percent).

As reasons for this the Romanian students cited, among other things, the great distance from the home country, the language barrier, and cultural differences. In this respect they were very much in line with their German counterparts. Whereas only 17.5 percent of the Romanian students might be persuaded to accept an assignment in China if their dream job was offered them, the disaffection remained fairly high at 56.2 percent. By contrast, close to one out of every two German college graduates (45.7 percent) would go to China for a dream job.

"In a company with global operations, a reluctant to dismissive attitude towards assignments abroad would very negatively affect career planning," warns Sattelberger. By way of example, he cited the Continental tire plant in Timişoara, where more than eighty experts from close to a dozen different countries worked together to get operations off and running. "Knowledge of other cultures is a great help in dispelling any fears as may exist, even if these fears are not overtly expressed. This is a task facing both secondary schools and universities. Knowledge of foreign countries lowers the inhibition threshold for entry into the global work world."

.../3

All the same, a good third of the Romanian students polled would very much like to work for a big international company; roughly the same share of those surveyed indicated that the size of the multinational corporation was not a major factor.

73.5 percent of those interviewed, or around three fourths, have a "very confident" or "rather confident" view of their career chances. By contrast, a mere 4.4 percent have "little" or "no confidence at all". A much smaller share of the German graduates (63.1 percent) have a similarly optimistic outlook. The difference is even more striking when one looks at how women responded. Whereas 69.9 percent of the Romanian female students have a positive outlook as regards their career track, only 53.8 percent of their German counterparts do.

17.4 percent of the Romanian students interviewed would forego a family for a career; 59.9 percent would not do so under any circumstances. For men the breakdown here was 20.5 and 56.7 percent, for women 15 percent and 62.5 percent. 22.6 percent have not yet given the matter much thought. This corresponds more or less to the attitude breakdown among German college graduates, with only the male students displaying a striking difference. 68.5 percent of the male students in Germany would not forego a family for their career; at 56.7%, the percentage is much lower among male Romanian students.

As far as duration of employment is concerned, 39.1% of the Romanians reckon with one to three years, 28.2 percent with four to five years, 18.2 percent with six to ten years and 14.5 percent with more than ten years. Around eighty percent indicate that the initial salary is "very important" or "important" 87.3 percent expect entry-level pay of 120 to 150 euros, 10.9 percent 150 to 250 euros and 1.8 percent more than 250 euros.

Continental also asked the students how they assessed the quality of their studies. 43.7 percent consider the quality of education better than in neighboring countries but not up to international standards. 18.1 percent feel that it even surpasses the international standard. For 39.1 percent, the high quality of education in Romania, in their estimation, gives them a clear advantage over West European graduates. The comparative weaknesses cited are, above all, lack of experience (23.6 percent) and hiring possibilities (17.1 percent), the business outlook (13.6 percent) and Romania's generally poor image (9.9 percent).

.../4

As for how long it takes to get a degree, Romanian students, with an average of 7.9 semesters, required much less time to graduate than their German counterparts, who averaged 9.2 semesters. And only 0.4 percent of the Romanian students studied longer than ten semesters, compared to 27.8 percent in Germany.

A further topic in the first representative survey of Romanian students is the shelf life of the knowledge acquired with a view to life-long learning. Here German and Romanian students see things very differently indeed. Whereas 43 percent of the Romanian students feel that they will be able to make do with what they have learned for a long time, only 12 percent of the German students think so. 29 percent of the Romanians feel their knowledge is already obsolete or that it has a shelf-life of no more than three years; more than 51 percent of the Germans feel this way. Accordingly, views as to the expense for further education in the real work world also differ greatly. 82 percent of the German college graduates consider it necessary to allot more than ten percent of their working time for this; only just shy of 60 percent of the Romanian students would agree.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. Consolidated sales in 2004 amounted to 12.6 billion euros and employees currently number approximately 81,000 worldwide.

Dr. Heimo Prokop
Head of Corporate Communications
Continental AG
Vahrenwalder Straße 9
30165 Hanover, Germany
Ph.: 0511 938-1485
Fax: 0511 938-1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press Relations
Continental AG
Vahrenwalder Straße 9
30165 Hanover, Germany
Ph.: 0511 938-1278
Fax: 0511 938-1055
Email: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com